UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69752

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sera Global Securities US, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6250 Shiloh Rd, Suite 30, Room 2
(No. and Street)

Alpharetta	GA	30005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	angela.hajek@seraadvisory.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

Horizon Center Blvd	Hamilton	NJ	08690
(Address)	(City)	(State)	(Zip Code)

12/17/24	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle Weeks _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sera Global Securities LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SERA GLOBAL SECURITIES US, LLC
(A wholly owned subsidiary of Sera Global US Holdings LLC)

(SEC ID No. 8-69752)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

As of the for the Year Ended December 31, 2025

and

Report of Independent Registered Public Accounting Firm

Sera Global Securities US, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2025

Ferrara CPA

Certified Public Accountant

100 Horizon Center BLVD
Hamilton, NJ 08691
Tel: 609-865-5391

<u>Report of Independent Registered Public Accounting Firm</u>

To: The Member
Sera Global Securities US LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sera Global Securities US LLC as of December 31, 2025, and the related statements of income, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sera Global Securities US LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sera Global Securities US LLC's management. My responsibility is to express an opinion on Sera Global Securities US LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Sera Global Securities US LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Sera Global Securities US LLC's financial statements.

The supplemental information is the responsibility of Sera Global Securities US LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Sera Global Securities US LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
March 25, 2026

Sera Global Securities US, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	456,928
Accounts receivable		4,976,513
Prepaid expenses		3,240
TOTAL ASSETS		**$ 5,436,681**

LIABILITIES AND MEMBER EQUITY

LIABILITIES

Accounts payable & accrued liabilities	$	77,735
COMMITMENTS AND CONTIGENCIES		-
MEMBER EQUITY		**5,358,946**
TOTAL LIABILITIES AND MEMER EQUITY		**$ 5,436,681**

The accompanying notes are an integral part of these financial statements.

Sera Global Securities US, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2025

REVENUES		
Sub-Contracting Fees	$	10,145,980
TOTAL REVENUES	**$**	**10,145,980**
EXPENSES		
Regulatory fees	$	26,876
Professional fee		93,900
Occupancy & equipment		6,000
Other expenses		(13,245)
TOTAL EXPENSES	**$**	**113,531**
NET INCOME	**$**	**10,032,449**

The accompanying notes are an integral part of these financial statements.

Sera Global Securities US, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the Year Ended December 31, 2025

BALANCE AT DECEMBER 31, 2024	$	**2,479,497**
Distributions		(7,153,000)
Net Income		10,032,449
BALANCE AT DECEMBER 31, 2025	$	**5,358,946**

The accompanying notes are an integral part of these financial statements.

Sera Global Securities US, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	10,032,449
Changes in assets and liabilities		
Prepaid expenses		9,412
Accounts receivable		(2,628,139)
Accounts payable and accrued expenses		(61,425)
Net Cash Provided by Operating Activities	**$**	**7,352,297**
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(7,153,000)
Net Cash Used in Financing Activities		**(7,153,000)**
NET INCREASE IN CASH		**199,297**
CASH AT BEGINNING OF YEAR		**257,631**
CASH BALANCE AT DECEMBER 31, 2025	**$**	**456,928**

The accompanying notes are an integral part of these financial statements.

Sera Global Securities US, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

1. Organization and Nature of Business

Sera Global Securities US LLC (Company) is a limited liability company formed under the laws of the State of Delaware. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Sera Global US Holdings LLC (Parent/Member), which is an indirect subsidiary of Brookfield Corporation (Ultimate Parent/BAM), a publicly listed entity. The US dollar is the functional and presentation currency of the Company. The Company acts primarily as a broker dealer providing investment advisory services. The liability of the Member is limited to the capital held by the Company.

In October 2023, the Company and CBRE Capital Advisors (CBRE) entered into an agreement whereby CBRE hired the vast majority of the Company's employees in addition to the associated employee obligations. The Company and CBRE entered a subcontracting arrangement, whereby CBRE would provide services, under the Company's supervision, of a significant portion of the Company's existing contracts with customers. The Company agreed to pay CBRE 60% of all revenue recognized and collected in cash in exchange for their services under the subcontract agreement.

2. Significant Accounting and Reporting Policies

Basis of Presentation and Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

2. **Significant Accounting and Reporting Policies – Continued**

Revenue Recognition – Continued
Significant Judgments
Revenue from contracts with customers includes success and advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Success Fees
The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Recognizing revenue prior to closing would be inappropriate as it represents contingent consideration. Payment for revenue is due upon closing.

Advisory Fees
The Company provides advisory services. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Subcontracting Arrangement
The Company incurs costs per an agreement with CBRE who was appointed to perform the services that the Company is otherwise obligated to perform pursuant to the terms of certain engagement agreements. The Company concluded that it supervises the advisory services and thereby controls the deliverables (performance obligations) provided by CBRE as they are transferred to the customer, and therefore, the Company is the principal. Accordingly, the Company recognized fees payable to CBRE on a gross basis. Revenue is recognized under the sub-contracting arrangement consistent with the Company's revenue recognition policy discussed above. The Company netted $10,145,980 that are reported on the Statement of Income as "sub-contracting fees".

2. **Significant Accounting and Reporting Policies – Continued**

Fees Receivable and Contract Balances
Fees receivable include advisory and transaction success fees due from clients. Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (ie: unbilled receivable) and are derecognized when either it becomes a receivable, or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract liabilities at December 31, 2025. Fees receivable at December 31, 2025 totaled $4,461,913.

Allowance for Credit Losses
In March 2022, the FASB issues ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-03, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company adopted as of January 1, 2023, and it did not have a significant impact on its consolidated financial statements.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for federal and state income tax reporting purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination for years after 2022.

2. **Significant Accounting and Reporting Policies – Continued**

<u>Stock Compensation</u>
The Ultimate Parent provides compensation to certain key employees of the Company in the form of share-based awards with an option to settle in cash or shares of the Ultimate Parent. The expense for these share-based awards is recognized based on the grant date fair value and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability to Sera Global Holdings LP (Holding). There was no expense for stock-based compensation recorded during the year ended December 31, 2025.

<u>Leases</u>
The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve (12) months. All such leases are to be classified as either finance or operating. The Company operating lease ended in May 2024. The right-of-use asset and its corresponding lease liability were written off at that time. In July 2024, the Company entered into a month-to-month rental agreement.

3. **Liquidity**

As discussed in Note 1, in October 2023, the Company entered into an agreement with CBRE whereby CBRE would assume a significant portion of the Company's existing mandates. In connection with this agreement, CBRE hired a vast majority of the Company's employees. From the date of the agreement through transfer of contracts to CBRE, the Company has the power to control the terms of the engagement and bears the risk of loss. Upon CBRE entering into a separate agreement or a contract novation with the customer, CBRE will become the principal of the transaction and the Company, as agent, will be compensated at 40% of such prospective engagement revenue. The Company has evaluated the agreement with CBRE and the anticipated proceeds to be received by CBRE through the contract period expected to end prior to 2030, generates sufficient cash flow and liquidity to fund operations and meet obligations as they become due. Management is still evaluating its plans for future business operations.

4. **Related Parties**

At December 31, 2025, the Company had no related party transactions. All prior related party agreements had been dissolved.

5. **Net Capital**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2025, the Company had net capital of $379,193 which is $374,011 in excess of its required net capital of $5,182. The ratio of aggregate indebtedness to net capital was 20.5%.

Reserve Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

Possession and Control Requirements

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

6. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2025, end of 2025, and during 2025.

7. **Commitments and Contingencies**

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

8. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker dealer, providing investment banking services, such as private placement of securities within one line of business. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

9. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2025, through the date of the issued financial statements. During this period there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2025, financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025

SUPPLEMENTAL INFORMATION

Sera Global Securities US, LLC

SCHEDULE I

NET CAPITAL COMPUTATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER EQUITY	$ 5,358,946
ADJUSTED NET WORTH	**5,358,946**
LESS:	
Non-allowable assets	
Prepaid expenses	(3,240)
Accounts receivable	(4,976,513)
Total non-allowable assets	(4,979,753)
TENTATIVE NET CAPTIAL	**$ 379,193**
HAIRCUTS ON SECURITIES	-
NET CAPITAL	**$ 379,193**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	5,182
EXCESS NET CAPITAL	**$ 374,011**
TOTAL AGGREGATE INDEBTEDNESS	**77,735**
MINIMUM NET CAPITAL BASED ON AI	**5,182**
PERCENTAGE OF NET CAPITAL TO AI	**20.5%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

SUPPLEMENTAL INFORMATION

Sera Global Securities US, LLC

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

Sera Global Securities US, LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Sera Global Securities US LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Sera Global Securities US LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to private placement of securities and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 25, 2026

Sera Global Securities US LLC's Exemption Report

Re: 17 C.F.R. § 240.15c3-3(k)

Sera Global Securities US LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Private placements of securities (excluding EB-5 and Regulation A+).

    The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

      SERA GLOBAL SECURITIES US LLC

I, Kyle Weeks, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period January 01, 2025 through December 31, 2025 is true and correct.

_____
CEO

Sera Global Securities US LLC

SIPC Report

For the Year Ended

December 31, 2025

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures

Member: Sera Global Securities US LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sera Global Securities US LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Sera Global Securities US LLC for the year ended December 31, 2025, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sera Global Securities US LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2025, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC -7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 25, 2026

Sera Global Securities US LLC

SIPC General Assessment Reconciliation

December 31, 2025

General Assessment Calculation

Total Revenue	$	10,145,980
Deductions		0
SIPC Net Operating Revenues		10,145,980
Rate		0.0015
General Assessment Due		15,218
Less Payments: SIPC 6		(1,200)
Plus: Interest		-
Remaining Assessment Due		14,018
Paid with SIPC 7		(14,018)
Balance Due (overpayment)	$	-

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.